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                                                                       EXHIBIT 3


                                                              September 23, 1996

To our Employees:

     On September 9, 1996, a subsidiary of Revco D.S., Inc. announced an unsolicited tender offer (the "Offer") for all of the outstanding shares of the Company's common stock at a price of $15.00 per share in cash. The Company's Board of Directors has unanimously determined that the Offer is inadequate and not in the best interests of the Company or its shareholders. Accordingly, the Board has unanimously recommended that shareholders reject the Offer and not tender their shares to Revco.

     In reaching the determination that the Offer is inadequate and not in the Company's best interests, the Board of Directors gave careful consideration to, among other things, the Company's financial performance, its future prospects, expressions of interest from certain other parties and the opinion of The Robinson-Humphrey Company, Inc., the Company's financial advisor, that the consideration offered to our shareholders pursuant to the Offer is inadequate. In view of Revco's Offer, the Board has concluded that the Company's interests would be best served if the Company were to explore various possible alternatives to the Offer. Although the Board has made no decision to sell the Company, the Board will give careful consideration to any acquisition proposal that appropriately reflects Big B's intrinsic value.

     I want to emphasize that in considering any of these potential alternatives, the Company will pay careful attention to the concerns and interests of our employees, and any decision to sell the Company will be made only after careful consideration of the issues affecting our employees.
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     We will keep you informed as this process unfolds.  Thank you in advance for your loyalty, support and understanding during this process.

                               Very truly yours,

                               [SIG]

                               Anthony J. Bruno
                               Chairman of the Board and
                               Chief Executive Officer

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